T.	Rowe Price Equity Series, Inc.

T.	Rowe Price Equity Index 500 Portfolio

As approved by shareholder vote, the funds’ industry concentration fundamental policy is as follows:

The funds may not purchase the securities of any issuer if, as a result, more than 25% of the value of the fund’s total assets would be invested in the securities of issuers having their principal business activities in the same industry, except that the fund will invest more than 25% of the value of its total assets in issuers having their principal business activities in the same industry to the extent necessary to replicate the index that the fund uses as its benchmark as set forth in its prospectus.